Exhibit 99.1

VisionChina Media Inc. Announces First Quarter 2014 Results

Company Achieves Advertising Revenue Growth of 28.5% Y-o-Y

BEIJING, June 4, 2014 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the first quarter ended March 31, 2014.

Key Quarterly Financial and Operating Data for the First Quarter of 2014

Total revenues in the first quarter of 2014 were $22.0 million.

Gross loss in the first quarter of 2014 was $0.2 million.

Operating loss in the first quarter of 2014 was $7.1 million.

Net loss attributable to VisionChina Media shareholders in the first quarter of 2014 was $7.5 million.

In the first quarter of 2014, the Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses, was $7.2 million.

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to VisionChina Media shareholders in the first quarter of 2014 was $1.41 (one ADS represents twenty ordinary shares).

The Company had cash and cash equivalents of $37.1 million as of March 31, 2014. Net cash used in operating activities was $2.7 million in the first quarter of 2014.

As of March 31, 2014, the Company’s network covered 19 cities secured either by exclusive agency agreements or joint venture contracts, and included 109,484 digital displays on mass transit systems.

Total broadcasting hours in the Company’s network in the first quarter of 2014 were 37,620 hours.

Average advertising revenue per broadcasting hour on the Company’s network in the first quarter of 2014 was $543.

The Company sold an average of 7.03 advertising minutes per broadcasting hour on its network in the first quarter of 2014.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “The first quarter of 2014 represented a new start for VisionChina. We were delighted to see strong year-over-year improvement in performance of our core advertising business despite seasonal weakness. We also saw recognition from our advertisers to our diversified advertising products. We expect even stronger results for the rest of this year. As previously announced, we entered into a constructive settlement arrangement with the selling shareholders of Digital Media Group, which enables our management team to re-focus on bringing long-term value to our shareholders. With that goal in mind, VisionChina is taking great strides to build up the largest Wi-Fi network in China’s mass transit system as the primary mobile internet entry point in China’s urban outdoor space.”

Stanley Wang, VisionChina Media’s chief financial officer, added, “Our core advertising business demonstrated its unique value in China’s advertising market despite the overall cautious sentiment of the advertisers. With continuous improvement in our core advertising business and the expected settlement of what had been long-running litigation, the Company is ready for the next step to even more exciting mobile internet business opportunities.”

First Quarter 2014 Results

VisionChina Media’s total revenues were $22.0 million in the first quarter of 2014, representing an increase of 29.1% from $17.1 million in the first quarter of 2013. The strong year-over-year increase in the Company’s total revenue advertising revenue was mainly attributable to strong demand from advertisers in the fast moving consumer goods, e-commerce and internet gaming sectors.

Total broadcasting hours in the first quarter of 2014 were 37,620 hours, compared to 39,060 hours in the first quarter of 2013 and 38,458 hours in the fourth quarter of 2013.

Average advertising revenue per broadcasting hour was $543 in the first quarter of 2014, compared to $394 in the first quarter of 2013 and $772 in the fourth quarter of 2013.

In the first quarter of 2014, the Company sold a total of 264,476 advertising minutes in its network, compared to 204,829 advertising minutes in the first quarter of 2013 and 352,418 advertising minutes in the fourth quarter of 2013.

The Company sold an average of 7.03 advertising minutes per broadcasting hour in the first quarter of 2014, compared to 5.24 advertising minutes per broadcasting hour in the first quarter of 2013 and 9.16 advertising minutes per broadcasting hour in the fourth quarter of 2013.

During the first quarter of 2014, 314 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 361 advertisers in the first quarter of 2013 and 462 advertisers in the fourth quarter of 2013.

Media cost, the most significant component of advertising service cost, was $18.5 million in the first quarter of 2014, an increase of 3.8% from $17.8 million of the first quarter of 2013 and a decrease of 6.6% from $19.8 million of the fourth quarter of 2013.

Gross loss in the first quarter of 2014 was $0.2 million, compared to gross loss of $5.1 million in the first quarter of 2013 and gross profit of $7.6 million in the fourth quarter of 2013.

Advertising service gross margin was negative 0.9% in the first quarter of 2014, compared to negative 30.2% in the first quarter of 2013 and 22.0.% in the fourth quarter of 2013.

Selling and marketing expenses were $5.6 million in the first quarter of 2014, representing a decrease of 22.6% from $7.2 million in the first quarter of 2013 and an increase of 3.9% from $5.4 million in the fourth quarter of 2013. Selling and marketing expenses accounted for 25.6% of the Company’s advertising service revenue in the first quarter of 2014, compared to 42.4% in the first quarter of 2013 and 17.2% in the fourth quarter of 2013.

General and administrative expenses were $2.2 million in the first quarter of 2014, representing a decrease of 1.5% from $2.3 million in the first quarter of 2013 and a decrease of 9.1% from $2.4 million in the fourth quarter of 2013.

Operating loss was $7.1 million in the first quarter of 2014, compared to operating loss of $14.4 million in the first quarter of 2013 and operating profit of $0.5 million in the fourth quarter of 2013.

The Company recorded net interest expense of $0.3 million in the first quarter of 2014, compared to net interest expense of $0.19 million in the first quarter of 2013 and net interest expense of $0.3 million in the fourth quarter of 2013.

The Company recorded income tax expense of $0.03 million in the first quarter of 2014, compared to income tax expense of $0.03 million in the first quarter of 2013 and income tax expenses of $0.2 million in the fourth quarter of 2013.

Net loss attributable to VisionChina Media shareholders (GAAP) was $7.5 million in the first quarter of 2014, compared to net loss attributable to VisionChina Media shareholders of $14.6 million in the first quarter of 2013 and net income attributable to VisionChina Media shareholders of $0.1 million in the fourth quarter of 2013.

Basic and diluted net loss per ADS (GAAP) was $1.41 in the first quarter of 2014.

The Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses and contingent loss in connection with a litigation was $7.2 million in the first quarter of 2014, compared to non-GAAP net loss of $12.8 million in the first quarter of 2013 and non-GAAP net income of $0.4 million in the fourth quarter of 2013.

As of March 31, 2014, the Company had 109,484 digital television displays in its network, compared to 107,838 as of March 31, 2013, and 111,163 as of December 31, 2013.

As of March 31, 2014, the Company had 617 employees, compared to 715 employees as of March 31, 2013, and 642 employees as of December 31, 2013.

As of March 31, 2014, the Company had cash and cash equivalents of 37.1 million, compared to $38.9 million as of December 31, 2013. Net cash used in operating activities was $2.7 million in the first quarter of 2014, compared to net cash provided by operating activities of $5.8 million in the fourth quarter of 2013.

Depreciation and amortization was $1.0 million and capital expenditures were $0.4 million in the first quarter of 2014.

Recent Developments

Settlement of Litigation

On April 30, 2014, the Company entered into a settlement arrangement with the selling shareholders of Digital Media Group to settle the litigation with them. Under the arrangement, the Company agrees to (a) release the entire amount of the indemnity escrow fund currently deposited in the designated escrow account (consisting of $4 million and 847,601 common shares of the Company, to be converted to ADSs, plus interest accrued), (b) pay $12 million in cash, including the funds of $4.5 million held by the Sheriff to the selling shareholders of Digital Media Group, and (c) issue the convertible promissory notes with principal amount of $58 million to the selling shareholders of Digital Media Group. The notes will be redeemed by the Company in installments on each anniversary of the issue date from the first to the sixth anniversaries of the issue date, at the amount of $4 million, $5 million, $13.5 million, $16.5 million, $16 million and US$3 million, respectively. Interest on the notes is accrued at a rate of the actual weighted average borrowing rate of the Company per annum. The notes are convertible at the elections of the holders of the notes in certain scenarios. The Company is currently evaluating the impact of the settlement arrangement, including the issuance of the notes, on the consolidated financial statements and therefore the fair value of the settlement amount is not determinable as of the date of this report. The consideration payable of approximately $75,800,000 recorded as of March 31, 2014 is the management’s best estimate of the consideration required to settle the litigation with the former DMG shareholders. The Company expects the settlement transaction will closed in the second quarter of 2014.

New Chief Strategic Officer

VisionChina Media appointed Mr. Dennis Tianlin Deng as the Company’s chief strategy officer, effective June 3, 2014. Mr. Deng will be a key player of the management team and oversee the operation of the Company’s mobile internet business sector. Mr. Deng has over 20 years of experience in the telecommunications industry and served as executive in various multinational telecommunication companies. Prior to joining the Company, Mr. Deng was general manager of Asia Pacific for Novatel Communications Ltd., general manager of Greater China for Alcatel Internetworking Inc. and chief executive officer of Maxwell Technology in China. Mr. Deng also holds several patents in the United States and Canada. Mr. Deng received his bachelor`s degree in microwave communications networks from Beijing University of Posts and Telecommunications in 1984 and his master’s degree in electrical engineering from the University of Calgary in 1990.

Business Outlook

The Company estimates its advertising service revenue for the second quarter of 2014 will be between $30.0 million and $31.6 million, representing year-over-year growth of 12.4% to 18.3%.

These estimates are based on an exchange rate of RMB 6.1145 per $1.00.

The Company notes that its guidance is based on its current network that, as of the date of this press release, has been secured by exclusive agency agreements or joint venture contract. If the number of cities in the Company’s network expands or contracts, or if there is any development that affects management’s assessment of the expected settlement arrangement, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on June 4, 2014 (8:00 a.m. Beijing/Hong Kong Time on June 5, 2014).

U.S. Toll Free: +1-866-519-4004

U.S. Toll: +1-845-675-0437

Hong Kong Toll: +852-2475-0994

International Toll: +65-6723-9381

Passcode for all regions: VisionChina

A replay of the conference call may be accessed by phone at the following numbers until June 11, 2014.

U.S. Toll Free: +1-855-452-5696

U.S. Toll: +1-646-254-3697

International Toll: +61-2-8199-0299

Conference ID: 45878146

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of March 31, 2014, VisionChina Media’s advertising network included 109,484 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses and contingent loss in connection with a litigation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi

Investor Relations Department

VisionChina Media Inc.

Tel: +86-134-2090-9426

E-mail: shuning.yi@visionchina.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: visn@ogilvy.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	March 31, 2014	December 31, 2013
	(Unaudited)	(Note 1)

ASSETS
Current Assets:
Cash and cash equivalents	37,144	38,949
Restricted cash	12,850	12,856
Accounts receivable, net	38,081	39,065
Amounts due from related parties	2,282	2,329
Prepaid expenses and other current assets	20,494	19,087
Total current assets	110,851	112,286
Non-current Assets:
Fixed assets, net	7,201	7,884
Intangible assets	400	418
Investments under equity method	7,766	7,622
Other investments	3,114	3,140
Long-term prepayments and deposits	18,657	18,820
Restricted cash	811	818
Deferred tax assets	116	153
Total non-current assets	38,065	38,855
TOTAL ASSETS	148,916	151,141

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	26,120	26,340
Accounts payable	6,100	5,745
Amounts due to related parties	2,098	1,678
Consideration payable	75,800	75,800
Income tax payable	—	51
Accrued expenses and other current liabilities	23,468	20,017
Total current liabilities	133,586	129,631
Non-current Liabilities:
Other non-current liabilities	2,157	2,175
Total non-current liabilities	2,157	2,175
Total liabilities	135,743	131,806

Equity:
Common shares	10	10
Additional paid-in capital	343,814	343,513
Accumulated deficit	(371,562)	(364,106)
Accumulated other comprehensive income	39,287	39,908
Total VisionChina Media Inc. shareholders’ equity	11,549	19,325
Noncontrolling interest	1,624	10
Total equity	13,173	19,335
TOTAL LIABILITIES AND EQUITY	148,916	151,141

Note 1: Information extracted from the audited consolidated financial statements included in the Company’s 2013 annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2014 and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	March 31, 2014	December 31, 2013	March 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	21,877	31,294	17,021
Other revenue	158	1,186	45
Total revenues	22,035	32,480	17,066
Cost of revenues:
Advertising service cost	(22,040)	(24,408)	(22,169)
Other cost	(146)	(489)	(2)
Total cost of revenues	(22,186)	(24,897)	(22,171)
Gross (loss)/profit	(151)	7,583	(5,105)
Operating expenses:
Selling and marketing expenses	(5,591)	(5,380)	(7,223)
General and administrative expenses	(2,226)	(2,448)	(2,261)
Contingent loss in connection with a litigation	—	—	(1,537)
Total operating expenses	(7,817)	(7,828)	(11,021)
Share of profit/(loss) from equity method investees	209	(89)	163
Government grant	638	832	1,611
Operating (loss)/profit	(7,121)	498	(14,352)
Interest income	107	44	122
Interest expense	(432)	(294)	(311)
Other (expenses)/income	(5)	81	(6)
Net (loss)/income before income taxes	(7,451)	329	(14,547)
Income tax	(27)	(218)	(33)
Net (loss)/income	(7,478)	111	(14,580)
Net loss attributable to noncontrolling interest	22	19	26
Net (loss)/income attributable to VisionChina Media Inc. shareholders	(7,456)	130	(14,554)

Net (loss)/income per share:
Basic	(0.07)	0.00	(0.14)
Diluted	(0.07)	0.00	(0.14)

Net (loss)/income per ADS (1):
Basic	(1.41)	0.03	(2.87)
Diluted	(1.41)	0.03	(2.87)

Weighted average number of shares used in computation of net (loss)/income per share:
Basic	101,563,002	101,494,507	101,367,567
Diluted	101,563,002	101,494,507	101,367,567

Weighted average number of ADS used in computation of net (loss)/income per ADS:
Basic	5,078,150	5,074,725	5,068,378
Diluted	5,078,150	5,074,725	5,068,378

Share-based compensation expenses during the related periods included in:
Cost of revenues	(30)	(34)	(13)
Selling and marketing expenses	(100)	(102)	(93)
General and administrative expenses	(171)	(176)	(72)
Total	(301)	(312)	(178)

Reconciliation from GAAP net (loss)/income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net (loss)/income attributable to VisionChina Media Inc. shareholders:
Net (loss)/incomeattributable to VisionChina Media Inc. shareholders (GAAP)	(7,456)	130	(14,554)
Add back share-based compensation expenses	301	312	178
Add back contingent loss in connection with a litigation	—	—	1,537
Net (loss)/income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(7,155)	442	(12,839)

Note 1: ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to common shares (“Shares”) from 1:1 to 1:20 (“Ratio Change”), effective as of December 12, 2012.